SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 10)
Corning Natural Gas Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
219381100

(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	6

1	NAME OF REPORTING PERSON i.r.s. identification no. of above person (entities only) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		119,382(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,000 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		119,982(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,382(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 250 shares of restricted stock held by Mr. Osborne and 119,132 shares of common stock held by the Richard M. Osborne Trust.
(2) Includes 13,300 shares of common stock and currently exercisable warrants convertible into 700 shares of common stock held by Energy, Inc.

CUSIP No.	219381100	Page	3	of	6

1	NAME OF REPORTING PERSON i.r.s. identification no. of above person (entities only) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		119,132

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		119,132

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

119,132

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 219381100	Page 4 of 6
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 10 to Schedule 13D is filed on behalf of Richard M. Osborne and the Richard M. Osborne Trust (the “Trust”), an Ohio trust of which Richard M. Osborne is the sole trustee, relating to shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is amended and supplemented as follows:
     The Shares reported in Item 5(c) as having been acquired by Energy, Inc., a Montana corporation of which Mr. Osborne is the chairman and chief executive officer, pursuant to its exercise of warrants were acquired for an aggregate purchase price of approximately $199,500 (excluding commissions) with working capital of Energy, Inc.
Item 4. Purpose of the Transaction.
     Item 4 is amended and supplemented as follows:
     During the third quarter of 2007 Corning conducted a rights offering that provided holders of Shares with the right to purchase, at the price of $16.00, one “investment unit” for each Share held. Each investment unit consists of one Share and one four-year warrant to purchase 0.7 Shares at a price of $19.00. On July 1, 2009, Corning amended the warrant agreement to reduce the exercise price of the warrants to $15.00 a share from July 6, 2009 to August 5, 2009. After August 5, 2009, the exercise price returned to $19.00 a share.
     On August 3, 2009, Mr. Osborne brought an action against Corning and Registrar and Transfer Company, the transfer agent for Corning’s warrants, in the United States District Court for the Western District of New York, Rochester Division, seeking to enjoin the closing of the warrant exercises. In his complaint Mr. Osborne claims that Corning’s board did not have the authority to amend the warrant agreement to reduce the exercise price. On August 4, 2009, Mr. Osborne’s request for a temporary restraining order was denied. The case is still pending.
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) are amended as follows:
     (a) Based solely on Corning’s most recent filing with the Securities and Exchange Commission, there are 1,010,356 Shares outstanding.
     The Trust beneficially owns 119,132 Shares, or 11.8% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares held by the Trust. Mr. Osborne beneficially owns 133,382 Shares, including 119,132 Shares owned by the Trust, 250 restricted Shares owned individually, 13,300 Shares owned by Energy, Inc. and currently exercisable warrants that are convertible into 700 Shares owned by Energy, Inc., or 13.2% of the outstanding Shares assuming exercise of the warrants owned by the Energy, Inc.

CUSIP No. 219381100	Page 5 of 6
As chairman of the board and chief executive officer of Energy, Inc. Mr. Osborne may be deemed to beneficially own the Shares and warrants owned by Energy, Inc. Mr. Osborne disclaims beneficial ownership of the Shares and warrants owned by Energy, Inc.
     (b) Mr. Osborne has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 119,132 Shares owned by the Trust and the 250 shares of restricted stock owned by him individually. Mr. Osborne has shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of the 13,300 Shares and warrants convertible into 700 Shares owned by Energy, Inc.
     (c) On August 3, 2009 the Trust gifted without payment warrants convertible into 14,000 Shares to Energy, Inc. On August 4, 2009, Energy, Inc. exercised warrants convertible into 13,300 Shares at a price of $15.00 per Share.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 8, 2009

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee

/s/ Richard M. Osborne
RICHARD M. OSBORNE, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement